

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Hui Chun Kit
Chief Executive Officer
Primega Group Holdings Ltd
Room 2912, 29/F., New Tech Plaza
34 Tai Yau Street
San Po Kong
Kowloon, Hong Kong

> **Re: Primega Group Holdings Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted April 11, 2023**
> **CIK No. 0001966678**

Dear Hui Chun Kit:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS submitted April 11, 2023

Cover page

1.   Please disclose the location of your auditor's headquarters.

Recent Regulatory Developments in the PRC, page 13

2.   Please address clearly whether the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies are applicable to you and whether you intend to seek approval of this offering from the CSRC.

Risk Factors
We have a concentrated customer base..., page 30

3.   Please disclose clearly in this section and elsewhere the extent to which principal customers are related parties and identify such customers and related risks.

Liquidity and Capital Resources
Finance Lease Obligations, page 68

4.   Please disclose the material terms of your finance leases including the parties to the leases, the number of leases outstanding and the term of each lease.

Price Stabilization, Short Positions, and Penalty Bids, page 118

5.   Please provide expanded disclosure regarding syndicate short positions and the manner in which they are covered, including an explanation of what covered short sales are and what naked short sales are.

3. Accounts Receivable, Net, page F-15

6.   Please tell us how you considered the disclosure requirements of ASC 326-20-50.

        You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Real Estate & Construction

cc: Ying Li, Esq.